Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

02051460

PE 8-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of [August], 2002

MIRAE CORPORATION
(Translation of registrant's name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
REPUBLIC OF KOREA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (✓) No Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ( ) No (✓)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

The registrant files with the Korea Securities Exchange the notice dated August 9, 2002. Attached is English language version of the notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2002

By______________________
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

Contact Information:

Mi-Ri Chung, Head of Investor Relations

Tel: (82-41) 559-8710

E-mail: mrchung@mirae.co.kr

MIRAE CORPORATION ANNOUNCES THE FIRST HALF RESULTS FOR FISICAL YEAR 2002

Seoul, Korea, August 14, 2002 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the six months ended June 30, 2002.

The Company reported total revenues of 24,525 million won for the first half of 2002, increased moderately by 1.3 percent from total revenues of 24,217 million won for the first half of 2001. And, gross profit for the first half of 2002 was 1,034 million won, decreased by 5.8 percent from gross profit of 1,097 million won for the first half of 2001. Mirae accounted operating loss of 9,233 million won and net loss of 24,818 million won for the first half of 2002; whereas, operating loss of 11,667 million and net loss of 25,350 million won for the first half of 2001. The Company improved negative profit to 20.9 percent and 2.1 percent in operating loss and net loss, respectively.

Mirae Corporation is currently undergoing a corporate restructuring process, including its business structure which four business divisions converged into two divisions in order to concentrate on its mechatronics business. As a part of its restructuring efforts, the Company spun off its System division (TFT-LCD division) on August 1, 2001 which distributed 2,949 million won, or 12.2 percent to its revenues of the first half of 2001. The company reclassified other business category, consisted of Lead Frame Magazine business, Customer Support business and others, which accounted 5,571 million won, or 23 percent for the first half of 2001 and currently accounted 675 million won, or 2.8 percent for the first half of 2002. Even though Lead Frame Magazine was spun off in September 1999, 218 million of sales were accounted as other sales in fiscal year 2001.

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

Figures for each division are as follows: SMD Placement System Division (SMT) achieved revenues of 18,477 million won for the first half of 2002, increased significantly by 507.0 percent from 3,044 million won for the first half of 2001; Semiconductor Equipment Division distributed sales of 5,373 million won for the first half of 2002, 56.8 percent decreased from 12,437million won for the first half of 2001 due to a tentative recovery of semiconductor and related industries that declined significantly in 2001. Sales by division included: Semiconductor Equipment Division 21.9 percent, SMT (SMD placement systems) 75.3 percent and others (i.e. C/S, Linear Motor) 2.8 percent.

The ratio for domestic sales and overseas sales for the first half of 2002 were 47.8 percent and 52.2 percent respectively whereas domestic sales was 88.7 percent and overseas sales was 11.3 percent for the first half of 2001. The result reflected the company's expansion of global sales networks, especially in Europe and Asia. Furthermore, in October 2001, Mirae began building its own distribution channel in the North American markets and now sells its SMT products through Mirae America Inc., under the Mirae name directly. Our sales in the U.S. markets were suspended for approximately a 12 month period from September 2000 to August 2001 due to bankruptcy of Quad Systems Corporation on December 18, 2000, our exclusive distributor of SMD placement systems in North America and Europe. The sales ratio by region included: Europe 22.8percent and Asia 18.9 percent And USA 10.5 percent.

- **The First Half of 2002 Highlights**

February 2002:

- 6 Sigma Kick-Off Meeting
- Appointed a New Vice President for the Linear Motion Technology Business

March 2002 :

- The 11th General Shareholders' Meeting

June 2002:

- Divestiture of Property (Kang-nam Mirae Building)

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

- **Exhibition of the First Half of 2002**

January 2002	- APEX 2002, San Diego, MPS1010, MPS1025
February 2002	- SEMI KOREA, Seoul, MR2600, Linear Motor
March 2002	- SMT/PCB Korea, Seoul, Bravo, Bronto, Charley, Linear Motor
	-- SEMI China, Shanghai, MR2600, Linear Motor
	-- Electronic China, Shanghai, Bravo, MPS1010, MPS11020Q
May 2002	- SEMI Singapore, Singapore, Bravo
July 2002	- SEMI WEST 2002, San Jose, MR2700, Linear Motor

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea ("Korean GAAP") and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet as of June 30, 2002 and statement of operation for the six months ended June 30, 2002 have been reviewed by independent auditors. In all other respects, these unconsolidated balance sheet, statement of operation under Korean GAAP are not intended to present the Company's financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems with active investments in Internet related businesses including SoftForum (PKI solution provider) and Lycos Korea (Korean internet portal site). The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number "25560" and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol "MRAE".

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

JUNE 30, 2002 AND 2001

(In millions of Korean won)

ASSETS	2002 (Reviewed)	2001 (Reviewed)
CURRENT ASSETS :		
Cash and cash equivalents	₩23,007	₩8,564
Short-term financial instruments	18,596	1,172
Marketable securities	40,408	8,295
Accounts receivable - trade, net	29,251	42,082
Accounts receivable - other	8,513	1,425
Inventories	34,073	58,748
Accrued interest income	433	39
Short-term loan	162	513
Prepaid income taxes	204	515
Prepaid value added taxes	-	393
Advance payments and other	8,262	6,934
Total Current Assets	162,909	128,680
NON-CURRENT ASSETS :		
Property, plant and equipment - net	70,461	120,532
Intangible assets - net		
Research and development costs	7,886	15,007
Other	517	260
Investment securities	22,189	36,330
Long-term and restricted bank deposits	527	334
Guarantee deposits, net	2,760	3,580
Deposits for severance indemnities	-	-
Long-term loans and other	6,714	7,198
Deferred income tax assets	-	13,745
Total Non-Current Assets	111,054	196,986
TOTAL ASSETS	₩273,963	₩325,666

(Continued)

Mirae

MIRAE CORPORATION
NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP
JUNE 30, 2002 AND 2001
(In millions of Korean won)

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

LIABILITIES AND SHAREHOLDERS' EQUITY	2002 (Reviewed)	2001 (Reviewed)
CURRENT LIABILITIES :		
Accounts payable - trade	₩1,886	₩1,974
Accounts payable - other	4,674	3,652
Short-term borrowings	49,128	-
Value added taxes payable	1,632	-
Advance receipts from customers	206	672
Short-term guarantee deposits received	-	21,025
Accrued expenses and other	1,133	1,798
Total Current Liabilities	58,659	29,121
LONG-TERM LIABILITIES :		
Long-term borrowings	9,548	-
Long-term guarantee deposits received	1,737	98
Accrued severance indemnities, net	2,451	3,135
Total Long-term Liabilities	13,736	3,233
Total Liabilities	72,395	32,354
SHAREHOLDERS' EQUITY :		
Capital stock		
Common stock - par value ₩100 per share; issued and outstanding 123.0 million shares as of June 30, 2001 and 2002, respectively	12,464	12,464
Capital surplus :		
Additional paid-in capital	183,937	241,752
Retained earnings(Accumulated deficit) :		
Appropriated	-	28,020
Unappropriated	(25,165)	(19,934)
Capital adjustments :		
Unrealized gain on investment securities	35,621	34,811
Additional paid-in capital - employee stock options	276	1,042
Treasury stock	(5,339)	(4,843)
Loss on disposal of treasury stock	(226)	-
Total Shareholders' Equity	201,568	293,312
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	₩273,963	₩325,666

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF OPERATIONS UNDER KOREAN GAAP

SIX MONTHS ENDED JUNE 30, 2002 AND 2001

(In millions of Korean won, except per share data)

	2002 (Reviewed)	2001 (Reviewed)
SALES	**₩24,525**	**₩24,217**
COST OF SALES	23,491	23,119
GROSS PROFIT	1,034	1,098
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	10,267	12,765
OPERATING INCOME (LOSS)	**(9,233)**	**(11,667)**
OTHER INCOME :		
Interest income	1,270	1,119
Gain on disposal and valuation of marketable securities	1,028	1,556
Foreign exchange and translation gains	524	1,788
Reversal of other specific reserve	10,273	
Others	1,136	487
Total other incomes	14,231	4,950
OTHER EXPENSES :		
Interest expense	1,844	1,141
Provision for doubtful other accounts	3,319	-
Loss on disposal and valuation of marketable securities	1,854	71
Foreign exchange and translation losses	2,054	77
Loss on disposal and valuation of inventories	6,895	11,153
Investment securities impairment loss	166	3,240
Loss from impairment of deferred research and development costs	3,810	-
Equity in losses of affiliates	9,608	2,684
Others	266	267
Total other expenses	29,816	18,633
INCOME (LOSS) BEFORE INCOME TAXES	**(24,818)**	**(25,350)**
INCOME TAX EXPENSE (BENEFIT)	-	-
NET INCOME (LOSS)	**(₩24,818)**	**(₩25,350)**
WEIGHTED AVERAGE NUMBER OF COMMON STOCK OUTSTANDING (In millions of shares)	123	123
NET INCOME(LOSS) PER SHARE (In Korean won)	(₩202)	(₩206)